UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: . . . . . 3235-0058
Washington, D.C. 20549	Expires: April 30, 2025
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NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-36616

CUSIP NUMBER
67091J503

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:__________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LogicMark, Inc.

Full Name of Registrant

2801 Diode Lane

Address of Principal Executive Office (Street and Number)

Louisville, KY 40299

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

LogicMark, Inc. (the “Company”) is unable to complete the preparation, review and filing of its Annual Report on Form 10-K for the period ended December 31, 2023 (the “Form 10-K”) by April 1, 2024 without unreasonable effort or expense in light of the unanticipated, last-minute accounting adjustments that may need to be included in the Company’s financial statements. The Company has not finalized its goodwill impairment analysis for the year ended December 31, 2023. Given the sensitivity of the estimates and assumptions that goes into evaluating whether and to what extent such goodwill impairment may exist, the Company requires additional time to complete such goodwill impairment analysis. As a result, the Company has determined that it requires additional time to prepare and review its Form 10-K in order to ensure accurate financial reporting. The Company and its independent registered public accounting firm are making every effort to complete these matters and to file the Form 10-K on or before the 15th calendar day following the prescribed due date, however management is currently unable to conclusively determine that it will be feasible for the Company to file the Form 10-K by such prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark Archer	(502)	442-7911
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LogicMark, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2024	By:	/s/ Mark Archer
Name: Mark Archer
Title: Chief Financial Officer

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